EXHIBIT 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial information has been derived from the historical consolidated financial statements of Cleco Corporate Holdings LLC and its subsidiaries (“Cleco”) and NRG South Central Generating LLC and subsidiaries (“NRG South Central”). The unaudited pro forma condensed combined financial information should be read in conjunction with the:

•	accompanying notes herein;

•
audited consolidated financial statements of Cleco as of and for the year ended December 31, 2018, included in Cleco Corporate Holdings LLC’s (“Cleco Holdings”) Annual Report on Form 10-K for the year ended December 31, 2018, filed with the Securities and Exchange Commission (“SEC”) on February 26, 2019;

•
audited consolidated financial statements of NRG South Central as of and for the year ended December 31, 2018, attached as Exhibit 99.1 to Cleco Holdings’ Current Report on Form 8-K/A filed with the SEC on April 22, 2019; and

•
unaudited condensed consolidated financial statements of Cleco as of June 30, 2019, included in Cleco Holdings Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, filed with the SEC on August 13, 2019.

On February 4, 2019, Cleco Cajun LLC (“Cleco Cajun”), a wholly owned subsidiary of Cleco Holdings, acquired all of the outstanding membership interests in NRG South Central from NRG Energy, Inc. (“NRG Energy”) for approximately $962.2 million, which represents the $1.0 billion acquisition price net of working capital and other adjustments of $37.8 million. In addition Cleco Cajun assumed liabilities consisting of asset retirement obligations connected with the coal fueled generation stations and current liabilities, such as accounts payable. NRG South Central indirectly owns:

•	a 176-MW natural-gas-fired generating station located in Sterlington, Louisiana;

•	a 220-MW natural-gas-fired facility and a 210-MW natural-gas-fired peaking facility, both located in Jarreau, Louisiana;

•	a 580-MW coal-fired generating facility, a 540-MW natural-gas-fired generating station, and 58% of a 588-MW coal-fired generating station all located in New Roads, Louisiana;

•	225 MW of a 300-MW natural-gas-fired peaking facility located in Jennings, Louisiana;

•	a 1,263-MW natural-gas-fired generating station located in Deweyville, Texas (the “Cottonwood Plant”);

•	wholesale contracts to provide electricity and capacity to nine Louisiana cooperatives, five municipalities across Arkansas, Louisiana, and Texas, and one investor-owned utility;

•	transmission assets, which consist of equipment and land required to connect the generation stations and the wholesale customers to the transmission grid; and

•	current assets consisting of cash, inventory, receivables and other miscellaneous assets.

Cleco Cajun, NRG Energy, and NRG South Central each made customary representations, warranties and covenants in the Purchase and Sale Agreement, dated as of February 6, 2018, by and among Cleco Holdings, NRG Energy and NRG South Central whereby Cleco agreed to acquire all of the outstanding membership interests in NRG South Central (the “Purchase Agreement”). The Purchase Agreement also includes customary indemnification provisions. Cleco Holdings agreed to guarantee the obligations of Cleco Cajun, subject to certain limitations. In addition, upon closing, a lease agreement was executed and delivered between Cottonwood Energy Company LP (“Cottonwood Energy”) and a special-purpose entity that is a subsidiary of NRG Energy pursuant to which NRG Energy will lease back the Cottonwood Plant and will operate it no later than May 2025 (the “Cottonwood Sale Leaseback”). Upon the closing of the transactions contemplated by the Purchase Agreement, Cottonwood Energy became a subsidiary of Cleco Cajun. Cleco Cajun’s acquisition of all of the outstanding membership interests in NRG South Central pursuant to the Purchase Agreement and the Cottonwood Sale Leaseback are collectively referred to herein as the “Cleco Cajun Transaction.”
The Unaudited Pro Forma Condensed Combined Statements of Income for the year ended December 31, 2018 and the six months ended June 30, 2019, give effect to the Cleco Cajun Transaction as if it were completed on January 1, 2018.
The historical financial information has been adjusted in the pro forma financial statements to give pro forma effect to events that are (i) directly attributable to the Cleco Cajun Transaction, (ii) factually supportable, and (iii) with respect to the statement of income, expected to have a continuing impact on the combined results of Cleco. The adjustments are based on currently available information and certain estimates and assumptions. Assumptions and estimates underlying the pro forma financial adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed combined financial statements.
Because the initial accounting for the transaction is not complete, the unaudited pro forma condensed combined financial statements have been prepared using preliminary estimates. Cleco expects the final valuation and purchase price allocation, including finalization of property, plant and equipment, intangible assets and liabilities, and asset retirement obligations, to be complete within one year of the date of acquisition as required by accounting guidance. Therefore, differences between the preliminary estimates and the final valuation and purchase price allocation may occur, and those differences could have a material impact on the information presented in the unaudited pro forma condensed combined financial statements and accompanying notes.
The unaudited pro forma condensed combined financial statements are not necessarily indicative of the statement of income of the combined company if Cleco would have owned NRG South Central during the periods presented. The unaudited

EXHIBIT 99.1

pro forma condensed combined financial statements do not reflect the realization of any expected cost savings or other synergies as a result of activities following the completion of the Cleco Cajun Transaction nor are they necessarily indicative of Cleco’s future financial condition or consolidated results of operations.

CLECO

Unaudited Pro Forma Condensed Combined Statement of Income
	FOR THE YEAR ENDED DEC. 31, 2018
(THOUSANDS)	CLECO	NRG SOUTH CENTRAL	PRO FORMA ADJUSTMENTS (NOTE 5)		CLECO COMBINED
Operating revenue
Electric operations	$1,181,907	$605,880	$(6,466)	(a)	$1,487,201
			(28,091)	(b)
			(4,000)	(i)
			(262,029)	(j)
Other operations	82,332	79,668	(90)	(a)	217,993
			9,205	(c)
			(7,778)	(m)
			(6,895)	(j)
			61,551	(k)
Gross operating revenue	1,264,239	685,548	(244,593)		1,705,194
Electric customer credits	(33,195)	—	—		(33,195)
Operating revenue, net	1,231,044	685,548	(244,593)		1,671,999
Operating expenses
Fuel used for electric generation	382,556	310,155	(10,859)	(a)	511,881
			(169,971)	(j)
Power purchased for utility customers	168,180	63,675	(1,378)	(a)	220,163
			(7,778)	(m)
			(2,536)	(j)
Other operations and maintenance	197,038	120,729	4,510	(e)	298,677
			(3,875)	(d)
			(19,725)	(j)
Depreciation and amortization	170,414	86,875	(18,690)	(g)	204,156
			(34,443)	(j)
Taxes other than income taxes	48,791	14,599	(7,151)	(j)	63,761
			7,522	(l)
Merger transaction and commitment costs	19,514	—	(19,220)	(e)	294
Gain on sale of assets	(6)	—	—		(6)
Total operating expenses	986,487	596,033	(283,594)		1,298,926
Operating income	244,557	89,515	39,001		373,073
Interest income	6,073	—	—		6,073
Allowance for equity funds used during construction	14,159	—	—		14,159
Other (expense) income, net	(14,328)	2,456	16	(j)	(11,856)
Interest charges
Interest charges, net	131,348	—	208	(e)	146,581
			15,025	(f)
Allowance for borrowed funds used during construction	(4,706)	—	—		(4,706)
Total interest charges	126,642	—	15,233		141,875
Income before income taxes	123,819	91,971	23,784		239,574
Federal and state income tax expense	29,382	22,781	5,319	(h)	57,482
Net income	$94,437	$69,190	$18,465		$182,092
See accompanying notes to unaudited pro forma condensed combined financial statements.

CLECO

Unaudited Pro Forma Condensed Combined Statement of Income
	FOR THE SIX MONTHS ENDED JUNE 30, 2019
(THOUSANDS)	CLECO	NRG SOUTH CENTRAL	PRO FORMA ADJUSTMENTS (NOTE 5)		CLECO COMBINED
Operating revenue
Electric operations	$678,416	$50,599	$(21,259)	(a)	$683,361
			(2,372)	(b)
			(333)	(i)
			(21,690)	(j)
Other operations	81,764	10,396	27	(a)	97,576
			767	(c)
			(748)	(m)
			(519)	(j)
			5,889	(k)
Gross operating revenue	760,180	60,995	(40,238)		780,937
Electric customer credits	(18,120)	—	—		(18,120)
Operating revenue, net	742,060	60,995	(40,238)		762,817
Operating expenses
Fuel used for electric generation	213,199	24,730	(1,634)	(a)	220,436
			(15,859)	(j)
Power purchased for utility customers	128,736	5,964	115	(a)	133,829
			(748)	(m)
			(238)	(j)
Other operations and maintenance	125,705	7,161	531	(d)	132,151
			1,210	(e)
			(2,456)	(j)
Depreciation and amortization	101,391	7,257	(1,540)	(g)	104,201
			(2,907)	(j)
Taxes other than income taxes	29,470	1,238	(596)	(j)	30,743
			631	(l)
Merger transaction and commitment costs	5,786	—	(5,100)	(e)	686
Gain on sale of assets	(8)	—	—		(8)
Total operating expenses	604,279	46,350	(28,591)		622,038
Operating income	137,781	14,645	(11,647)		140,779
Interest income	2,767	—	—		2,767
Allowance for equity funds used during construction	11,206	—	—		11,206
Other (expense) income, net	1,655	91	—		1,746
Interest charges
Interest charges, net	74,014	—	—		75,266
			1,252	(f)
Allowance for borrowed funds used during construction	(4,175)	—	—		(4,175)
Total interest charges	69,839	—	1,252		71,091
Income (loss) before income taxes	83,570	14,736	(12,899)		85,407
Federal and state income tax expense	18,267	—	267	(h)	18,534
Net income (loss)	$65,303	$14,736	$(13,166)		$66,873
See accompanying notes to unaudited pro forma condensed combined financial statements.

Note 1 — Basis of Presentation
The following unaudited pro forma condensed combined financial statements have been derived from the historical consolidated financial statements of Cleco and NRG South Central. The unaudited pro forma condensed combined financial information should be read in conjunction with the:

•
audited consolidated financial statements of Cleco as of and for the year ended December 31, 2018, included in Cleco’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 26, 2019;

•
audited consolidated financial statements of NRG South Central as of and for the year ended December 31, 2018, attached as Exhibit 99.1 to Cleco Holdings’ Current Report on Form 8-K/A filed with the SEC on April 22, 2019; and

•
unaudited condensed consolidated financial statements of Cleco as of June 30, 2019, included in Cleco Holdings Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, filed with the SEC on August 13, 2019.

The Unaudited Pro Forma Condensed Combined Statements of Income for the year ended December 31, 2018 and the six months ended June 30, 2019, give effect to the Cleco Cajun Transaction as if it were completed on January 1, 2018.
The historical financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give pro forma effect to events that are (i) directly attributable to the Cleco Cajun Transaction, (ii) factually supportable, and (iii) with respect to the statement of income, expected to have a continuing impact on the combined results of Cleco. The adjustments are based on currently available information and certain estimates and assumptions. Assumptions and estimates underlying the pro forma financial adjustments are described in the notes, which should be read in conjunction with the unaudited pro forma condensed combined financial statements.
The unaudited pro forma condensed combined financial statements are not necessarily indicative of the statement of income of the combined company if Cleco would have owned NRG South Central during the periods presented. The unaudited pro forma condensed combined financial statements do not reflect the realization of any expected cost savings or other synergies as a result of activities following the completion of the Cleco Cajun Transaction nor are they necessarily indicative of Cleco’s future financial condition or consolidated results of operations.
The accounting policies used in the preparation of the unaudited pro forma condensed combined financial statements are those described in Cleco’s audited consolidated financial statements as of and for the year ended December 31, 2018. Cleco performed a review of NRG South Central’s accounting policies as disclosed in the NRG South Central historical financial statements referenced above to determine if any adjustments were necessary to ensure comparability in the unaudited pro forma condensed combined financial statements. At this time, Cleco is not aware of any differences that would have a material effect on the unaudited pro forma condensed combined financial statements, including any differences in the timing of adoption of new accounting standards.
Certain financial statement line items of NRG South Central’s historical presentation have been reclassified to conform to the corresponding financial statement line items of Cleco’s historical presentation. These reclassifications have no material impact on the historical operating income, net income, total assets, total liabilities or member’s equity reported by Cleco or NRG South Central. For more information on these reclassifications, see Note 6 — Reclassification Adjustments.

Note 2 — Preliminary Purchase Price Allocation
As consideration for all of the outstanding membership interests in NRG South Central, Cleco paid cash of approximately $962.2 million, which represents the $1.0 billion acquisition price net of working capital and other adjustments of $37.8 million. The following table presents the preliminary purchase price allocation of the identifiable assets acquired and liabilities assumed on February 4, 2019:

Preliminary Purchase Price Allocation
(THOUSANDS)	AT FEB. 4, 2019
Current assets
Cash and cash equivalents	$146,494
Customer and other accounts receivable	49,809
Fuel inventory	22,060
Materials and supplies	25,659
Energy risk management assets	4,193
Other current assets	10,056
Non-current assets
Property, plant, and equipment, net	741,203
Prepayments	36,166
Restricted cash and cash equivalents	707
Intangible assets	98,900
Other deferred charges	133
Total assets acquired	1,135,380
Current liabilities
Accounts payable	38,478
Taxes payable	723
Energy risk management liabilities	241
Other current liabilities	14,570
Non-current liabilities
Accumulated deferred federal and state income taxes, net	7,165
Deferred lease revenue	58,300
Intangible liabilities	38,300
Asset retirement obligations	15,323
Long-term debt and capital leases, net	110
Total liabilities assumed	173,210
Total purchase price consideration	$962,170
The preliminary purchase price allocation has been used to prepare the pro forma adjustments in the unaudited pro forma condensed combined statement of income. Because the initial accounting for the transaction is not complete, the unaudited pro forma condensed combined financial statements have been prepared using preliminary estimates. Cleco expects the final valuation and purchase price allocation, including finalization of property, plant and equipment, intangible assets and liabilities, and asset retirement obligations, to be completed within one year of the date of acquisition as required by accounting guidance. Therefore, differences between the preliminary estimates and the final valuation and purchase price allocation may occur, and those differences could have a material impact on the information presented in the unaudited pro forma condensed combined financial statements and notes.

Note 3 — Financing
In connection with the Cleco Cajun Transaction on February 4, 2019, Cleco Holdings borrowed $300.0 million under a new bridge loan agreement and $100.0 million under a new term loan agreement. Both loan agreements are variable-rate debt and have a three-year term. As part of the Louisiana Public Service Commission’s approval of the Cleco Cajun Transaction, Cleco committed to an early repayment schedule, which includes $66.7 million to be paid within one year of the close date. Both loan agreements contain certain financial covenants, including requiring Cleco Holdings to maintain (i) a debt to capital ratio (as defined in the applicable agreement) below 65% and (ii) a rating applicable to the Cleco Holding’s senior debt rating (as defined in the applicable agreement). Cleco Holdings anticipates that some or all of the variable-rate debt may be replaced or repaid with long-term financing, markets permitting, within 12 months of the closing of the Cleco Cajun Transaction. Also in connection with the Cleco Cajun Transaction, Cleco Holdings increased its credit facility capacity by $75.0 million, for a total credit facility of $175.0 million. All other terms remained the same. Additionally on February 4, 2019, Cleco Holdings made a $75.0 million draw on its credit facility, which was repaid on February 5, 2019.
The remaining cash required to finance the Cleco Cajun Transaction consisted of an equity contribution from Cleco Group LLC of $384.9 million and $102.3 million from cash on hand at Cleco Holdings.

Note 4 — Cottonwood Energy
Upon closing of the Cleco Cajun Transaction, Cottonwood Energy became a subsidiary of Cleco Cajun. Also upon closing of the Cleco Cajun Transaction, a lease agreement was executed and delivered between Cottonwood Energy and a special-purpose entity that is a subsidiary of NRG Energy pursuant to which NRG Energy will lease back the Cottonwood Plant and will operate it no later than May 2025. Under the terms of the lease, the special-purpose entity will operate the plant, incur all costs, such as maintenance, fuel, and taxes, and receive all revenues from the operations of the plant. Cottonwood Energy will receive fixed lease payments of $40.0 million per year and certain variable payments for costs paid by NRG Energy on behalf of Cleco. The preliminary fair value of the lease was determined to be out-of-market as a result of the total fixed lease payments being less than the discounted cash flow of operating the plant during the lease term. Therefore, deferred lease revenue of $58.3 million was reflected in the preliminary purchase price allocation and will be amortized over the term of the lease agreement. The lease revenue and amortization of the deferred lease revenue will be included in Other operations revenues.
As part of the Cleco Cajun Transaction, Cleco assumed a Long Term Service Agreement (“LTSA”) for the maintenance of the Cottonwood Plant. The preliminary fair value of the LTSA was determined to be out-of-market as a result of the total expected payments to the LTSA provider being greater than management’s expectation of an at-market contract for similar services. Therefore, an intangible liability of $24.1 million was reflected in the preliminary purchase price allocation and will be amortized using the straight-line method over the remaining life of the LTSA of seven years and included as a reduction to the LTSA prepayments acquired.

Note 5 — Adjustments to Unaudited Pro Forma Condensed Combined Statements of Income

a.	Reflects the elimination of historical gains and losses on derivatives not acquired in the Cleco Cajun Transaction.

b.
Reflects amortization related to the preliminary purchase accounting adjustments for estimated power supply agreement intangible assets and liabilities using the straight-line method over the remaining life of each applicable contract ranging between two years and eight years.

(THOUSANDS)	FOR THE YEAR ENDED DEC. 31,2018	FOR THE SIX MONTHS ENDED JUNE 30, 2019
Amortization of intangible assets - power supply agreements	$15,920	$1,327
Amortization of intangible liabilities - power supply agreements	(3,528)	(294)
Elimination of NRG South Central’s historical amortization of out-of-market liabilities	15,700	1,339
Net reduction in Electric operations revenue	$28,092	$2,372

c.
Reflects amortization of the preliminary purchase accounting adjustment for the deferred lease revenue derived from the out-of-market component of the Cottonwood Sale Leaseback using the straight-line method over the remaining life of the agreement of 7 years. The amount of amortization for the year ended December 31, 2018, and the six months ended June 30, 2019, was $9.2 million and $0.8 million, respectively.

d.
Reflects the elimination of NRG South Central’s historical allocation of corporate support services of $12.1 million and $0.2 million for the year ended December 31, 2018, and the six months ended June 30, 2019, respectively. Also, reflects a preliminary estimate for additional support services at Cleco of $8.2 million and $0.8 million for the year ended December 31, 2018, and the six months ended June 30, 2019, respectively.

e.
Reflects adjustments related to Cleco’s Merger transaction and commitment costs including the elimination of non-recurring Cleco Cajun Transaction costs, the reclassification for the payroll of existing Cleco employees to Other operations and maintenance expense under the assumption that Cleco would have continued to incur those expenses in the event the Cleco Cajun Transaction had not occurred, and the reclassification of debt issuance costs to interest expense.

(THOUSANDS)	FOR THE YEAR ENDED DEC. 31,2018	FOR THE SIX MONTHS ENDED JUNE 30, 2019
Total Cleco Cajun Transaction costs	$19,220	$5,100
Reclassification of payroll on existing Cleco employees	(4,510)	(1,210)
Reclassification of debt issuance costs	(208)	—
Total non-recurring Cleco Cajun Transaction costs eliminated	$14,502	$3,890

f.
Reflects interest expense on the $300.0 million bridge loan agreement and the $100.0 million term loan agreement at an interest rate of 3.66% and 4.05%, respectively. It is assumed with respect to the income statement that the $75.0 million credit facility was repaid the next business day; therefore, no interest expense is reflected for this financing.

(THOUSANDS)	FOR THE YEAR ENDED DEC. 31, 2018	FOR THE SIX MONTHS ENDED JUNE 30, 2019
Estimated interest expense
Bridge loan agreement(1)	$10,980	$915
Term loan agreement(2)	4,045	337
Total estimated interest expense	$15,025	$1,252
(1) An increase or decrease of one-eighth percent to the assumed interest rate would increase or decrease interest expense by approximately $0.4 million and $0.2 million for the year ended December 31, 2018 and the six months ended June 30, 2019, respectively.
(2) An increase or decrease of one-eighth percent to the assumed interest rate would increase or decrease interest expense by approximately $0.1 million for the year ended December 31, 2018 and the six months ended June 30, 2019, respectively.

g.
Reflects the elimination of NRG South Central’s historical depreciation of property, plant, and equipment and accretion expense related to asset retirement obligations. Additionally, this adjustment reflects depreciation related to the preliminary purchase accounting adjustments for acquired property, plant, and equipment using the straight-line method over the remaining estimated useful life of the assets, which was estimated to be between 6 years and 25 years. This adjustment also reflects accretion expense related to the preliminary purchase accounting adjustments for acquired asset retirement obligations.

(THOUSANDS)	FOR THE YEAR ENDED DEC. 31, 2018	FOR THE SIX MONTHS ENDED JUNE 30, 2019
Estimated depreciation expense	$33,039	$2,753
Estimated accretion expense	703	57
Elimination of NRG South Central’s historical deprecation and accretion expense, excluding Cottonwood Plant*	(52,432)	(4,350)
Net adjustment	$(18,690)	$(1,540)
*See adjustment (u) for the elimination of historical depreciation expense on the Cottonwood Plant.

h.
Reflects the elimination of the historical income tax expense and the adjustment for $28.1 million and $0.2 million of estimated income tax effects of the pro forma adjustments calculated using a combined federal and state statutory income tax rate as of December 31, 2018, and June 30, 2019, respectively. The assumed statutory income tax rate does not take into account any possible future tax events that may impact the combined company.

i.
Reflects the $4.0 million and $0.3 million, for the year ended December 31, 2018 and the six months ended June 30, 2019, respectively, for the annual rate reduction to Cleco Power retail customers as a result of a commitment made to the Louisiana Public Service Commission upon their approval of the transaction.

j.
Reflects the elimination of historical revenues and costs generated from the Cottonwood Plant as a result of the Cottonwood Sale Leaseback. For more information on the Cottonwood Sale Leaseback, see Note 4 — Cottonwood Energy.

(THOUSANDS)	FOR THE YEAR ENDED DEC. 31, 2018	FOR THE SIX MONTHS ENDED JUNE 30, 2019
Operating revenue
Electric operations	$(262,029)	$(21,690)
Other operations	(6,895)	(519)
Operating expenses
Fuel used for electric generation	(169,971)	(15,859)
Power purchased for utility customers	(2,536)	(238)
Other operations and maintenance	(19,725)	(2,456)
Depreciation and amortization	(34,443)	(2,907)
Taxes other than income taxes	(7,151)	(596)
Other (expense) income, net	16	—
Net adjustment	$(35,082)	$(153)

k.
Reflects lease revenue, including estimated variable lease payments, from the Cottonwood Sale Leaseback. Revenue from estimated variable lease payments is the result of costs paid by NRG Energy on behalf of Cleco. For more information on the Cottonwood Sale Leaseback, see Note 4 — Cottonwood Energy.

(THOUSANDS)	FOR THE YEAR ENDED DEC. 31, 2018	FOR THE SIX MONTHS ENDED JUNE 30, 2019
Lease revenue	$40,000	$3,333
Estimated variable lease revenue	21,551	2,556
Total	$61,551	$5,889

l.	Reflects the estimated property and franchise tax expenses related to the Cottonwood Plant.

m.	Reflects the elimination of intercompany transmission charges at Cleco of $7.8 million and $0.8 million for the year ended December 31, 2018, and the six months ended June 30, 2019, respectively.

Note 6 — Reclassification Adjustments
Cleco has completed a preliminary review of the financial statement presentation of NRG South Central for purposes of the unaudited pro forma condensed combined financial statements. During this review, the following financial statement reclassifications were performed in order to align the presentation of NRG South Central’s financial information with that of Cleco.

	YEAR ENDED DECEMBER 31, 2018
(THOUSANDS)	NRG SOUTH CENTRAL AS REPORTED	RECLASSIFICATION ADJUSTMENTS	NRG SOUTH CENTRAL AS ADJUSTED	CLECO LINE ITEM
Operating revenue
Energy revenue	$383,952	$221,928	$605,880	Electric operations
Capacity revenue	262,395	(262,395)	—
Mark-to-market for economic hedging activities	10,342	(10,342)	—
Other revenue	28,859	50,809	79,668	Other operations
Total operating revenue	685,548	—	685,548
Operating costs and expenses
Cost of fuels	372,539	(62,384)	310,155	Fuel used for electric generation
Mark-to-market for economic hedging activities	1,291	62,384	63,675	Power purchased for utility customers
Operations and maintenance	123,841	(3,112)	120,729	Other operations and maintenance
		14,599	14,599	Taxes other than income taxes
General and administrative	12,185	(12,185)	—
Depreciation	86,177	698	86,875	Depreciation and amortization
Total operating costs and expenses	596,033	—	596,033
Operating income	89,515	—	89,515
Other income	2,456	—	2,456	Other (expense) income, net
Income before income taxes	91,971	—	91,971
Income tax expense	22,781	—	22,781	Federal and state income tax expense
Net income	$69,190	$—	$69,190

	SIX MONTHS ENDED JUNE 30, 2019
(THOUSANDS)	NRG SOUTH CENTRAL AS REPORTED	RECLASSIFICATION ADJUSTMENTS	NRG SOUTH CENTRAL AS ADJUSTED	CLECO LINE ITEM
Operating revenue
Energy revenue	$32,220	$18,379	$50,599	Electric operations
Capacity revenue	22,011	(22,011)	—
Mark-to-market for economic hedging activities	1,043	(1,043)	—
Other revenue	5,721	4,675	10,396	Other operations
Total operating revenue	60,995	—	60,995
Operating costs and expenses
Cost of fuels	30,773	(6,043)	24,730	Fuel used for electric generation
Mark-to-market for economic hedging activities	(79)	6,043	5,964	Power purchased for utility customers
Operations and maintenance	8,238	(1,077)	7,161	Other operations and maintenance
		1,238	1,238	Taxes other than income taxes
General and administrative	221	(221)	—
Depreciation	7,197	60	7,257	Depreciation and amortization
Total operating costs and expenses	46,350	—	46,350
Operating income	14,645	—	14,645
Other income	91	—	91	Other (expense) income, net
Income before income taxes	14,736	—	14,736
Income tax expense	—	—	—	Federal and state income tax expense
Net income	$14,736	$—	$14,736